Exhibit 99.1

AIOS Tech Inc. Announces Agreement to Acquire SmartCore Holdings in All-Stock Transaction Valued at Approximately US$100 Million

Transaction would add cross-border network connectivity, data center capabilities to AIOS’s AI-driven digital infrastructure platform

HONG KONG, October 19, 2026 (GLOBE NEWSWIRE) -- AIOS Tech Inc. (Nasdaq: AIOS) (“AIOS” or the “Company”), a Hong Kong-based AI and technology-driven professional service provider, today announced that it has entered into a transaction agreement (the “Transaction Agreement”) with Better Way Holdings Limited, Novo Spring Management Limited and Cloud Spring Limited (collectively, the “Sellers”), which collectively hold all of the issued and outstanding shares of SmartCore Holdings Limited (“SmartCore”). Pursuant to the Transaction Agreement, AIOS agreed to acquire all of the issued and outstanding shares of SmartCore in an all-stock transaction valued at approximately US$100 million.

Under the Transaction Agreement, the Company will issue to the Sellers an aggregate of 33,333,334 Class A common shares, par value US$0.0001 per share of AIOS (the “Consideration Shares”). The parties valued the Consideration Shares at US$3.00 per share for purposes of the transaction, resulting in aggregate purchase consideration of approximately US$100 million. No cash consideration is payable by the Company. Based on 3,249,337 Class A common shares and 5,000,000 Class B common shares outstanding immediately before the closing, and assuming no other share issuances before the closing, the Sellers are expected to hold approximately 80.16% of the Company’s total issued and outstanding shares and approximately 6.21% of its total voting power immediately after the issuance of the Consideration Shares. Each Class A common share carries one vote, and each Class B common share carries 100 votes. Subject to the exceptions specified in the Transaction Agreement, the Consideration Shares issued to Better Way Holdings Limited may not be transferred or otherwise disposed of for 60 months after the closing.

Before the closing, the Sellers will complete a series of restructuring and reorganization arrangements (the “Reorganization”) in accordance with the Transaction Agreement. Following completion of the Reorganization and immediately before the closing, AIMatrix Limited, a company incorporated in Hong Kong, Happy Fortune Data Limited, a company incorporated in Macao, and Coco Cloud Technology Pte. Ltd., a company incorporated in Singapore, will be wholly owned subsidiaries of SmartCore, and SmartCore will indirectly own 80% of EasyPay (Thailand) Co., Ltd., a company incorporated in Thailand. These entities are referred to collectively as the “Target Group.”

Following the Reorganization, the Target Group is expected to operate primarily in two service categories:

IDC Interconnection Services — Providing cross-border network connectivity, bandwidth optimization and global data traffic management services to downstream customers through overseas sales channels.

IDC Services — Including customized server hosting, IP address allocation and bandwidth management services.

The transaction is expected to close on or before November 30, 2026, subject to completion of the Reorganization and the satisfaction or waiver of the other closing conditions set forth in the Transaction Agreement. There can be no assurance that the closing conditions will be satisfied or waived or that the transaction will be completed by that date or at all. AIOS believes that the Target Group’s cross-border IDC connectivity and data center service capabilities may complement the Company’s existing portfolio of IT infrastructure, financial industry IT services and AI solutions. Following the Reorganization, the Target Group is expected to operate in Hong Kong, Macao, Singapore and Thailand. If completed, the transaction is expected to expand AIOS’s geographic coverage in the Greater Bay Area and Southeast Asia.

“The Target Group’s cross-border connectivity and data center capabilities are expected to complement our existing IT infrastructure and AI service offerings,” said Guo Li, Co-Chief Executive Officer of AIOS Tech Inc. “If completed, this transaction would expand our regional reach and strengthen our ability to serve customers in the Greater Bay Area and Southeast Asia. We look forward to working with the SmartCore team to pursue these opportunities.”

About AIOS Tech Inc.

AIOS Tech Inc. provides technology-driven professional services, including information technology solutions, data services and AI-enabled offerings. The Company’s activities include digital transformation services, IT solutions for the financial sector, enterprise data solutions, and the development of AI platforms and infrastructure. For more information, visit https://ir.aiosinc.com/.

About SmartCore Holdings Limited

Following completion of the Reorganization, SmartCore Holdings Limited is expected, through the Target Group companies in Hong Kong, Macao, Singapore and Thailand, to provide IDC connectivity and IDC services, including cross-border network interconnection, bandwidth optimization, management of global data traffic, customized server hosting, IP address allocation and bandwidth management.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing and completion of the transaction and the Reorganization; the issuance and value of the Consideration Shares; the Sellers’ expected post-closing ownership and voting power; the anticipated benefits of the transaction; and the Company’s plans for integration, service offerings and geographic expansion. Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially, including the risks that the Reorganization or other closing conditions may not be completed, satisfied or waived; required approvals or consents may not be obtained; the transaction may be delayed or may not be completed; the Company’s capitalization may change before closing; the anticipated benefits of the transaction may not be realized; the Target Group may not be integrated successfully; the transaction may disrupt the businesses of the Company or the Target Group; and the Company may experience changes in market conditions, customer demand, competition, regulation, or the trading price of its securities. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, available at www.sec.gov. Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Investor and Media Contact

AIOS Tech Inc.

Email: ir@aiosinc.com

Website: https://ir.aiosinc.com/